UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

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Commission File Number: 001-35145

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Link Motion Inc.

No. 4 Building

11 Heping Li East Street

Dongcheng District

Beijing 100013

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

ITEM 1.03	BANKRUPTCY OR RECEIVERSHIP.

On February 1, 2019, the United States District Court for the Southern District of New York appointed Robert W. Seiden as the Receiver over Link Motion, Inc. in the matter captioned Baliga v. Link Motion, Inc., case number 1:18-cv-11642.

On March 5, 2019, the Deputy High Court Judge Maurellet SC of the High Court of the Hong Kong Special Administrative Region Court of the First Instance, appointed the Receiver Robert W. Seiden and Ms. Lau Wu Kwai King of KLC Corporate Advisory and Recovery Limited as “joint and several receivers of the assets of the 1st Defendant [Link Motion, Inc.] in Hong Kong until further order of the Court in the matter captioned In The Matter Of an application for interim relief pursuant to Section 21M of the High Court Ordinance (Cap. 4) BETWEEN Robert W. Seiden (IN HIS CAPACITY AS TEMPORARY RECEIVER OF LINK MOTION INC.). and LINK MOTION INC. [1st Defendant], VINCENT WENYONG SHI [2nd Defendant], JIA LIAN [3rd Defendant], XIAO YU [4th Defendant].

ITEM 5.02	DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; APPOINTMENT OF CERTAIN OFFICERS.

On March 14, 2019, Robert W. Seiden, as Receiver over Link Motion, Inc., exercised his authority granted by the United States District Court for the Southern District of New York to remove Mr. Wenyong “Vincent” Shi as Chairman and Chief Executive Officer, and appoint Mr. Lilin “Francis” Guo as his replacement, subject to the laws of the Cayman Islands.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Link Motion Inc.

By:	/s/ Robert W. Seiden, Esq.
Name:	Robert W. Seiden, Esq.
Title:	Court Appointed Receiver

Date: March 26, 2019